AB 3/6/03

03014742

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 3 2003 SEC PROCESSING SECTION WASH. D.C. 181

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SEC FILE NUMBER
8- 065180

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 11/02/2001 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SPECIALTY FINANCE GROUP, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 SOUTH OCEAN BOULEVARD, SUITE 212
(No. and Street)

Palm Beach	**FL**	**33480**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Benson **561-547-8659**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

P. Jason Ling, CPA, P.A.
(Name - *if individual, state last, first, middle name*)

Boca Raton	**Florida**	**33432**
(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB 3/19

OATH OR AFFIRMATION

I, Richard Benson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or SPECIALTY FINANCE GROUP, LLC, as of December 31, 20 02 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CYNTHIA J. GUZZI
Notary Public, State of New York
No. 41-4758598
Qualified in New York County
Commission Expires March 24, 2006

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
and Schedules

SPECIALTY FINANCE GROUP, LLC

Year ended December 31, 2002
with Report of Independent Auditors

SPECIALTY FINANCE GROUP, LLC
FINANCIAL STATEMENTS AND SCHEDULES

TABLE OF CONTENTS

P Jason Ling, CPA, P.A.

225 NE Mizner Blvd, Suite 675
Boca Raton, FL 33432
Phone: (561) 361-9595; Fax: (561) 892-8382

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Specialty Finance Group, LLC:

We have audited the accompanying statement of financial condition of Specialty Finance Group, LLC as of December 31, 2002, and the related statement of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2001 and December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Finance Group, LLC as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was conducted for the purpose of informing an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

P. Jason Ling, CPA, PA

Boca Raton, Florida
February 25, 2003

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS	
CURRENT ASSETS:	
Cash and cash equivalents	$ 32,760
TOTAL ASSETS	**32,760**
LIABILITIES AND MEMBERS' EQUITY	
CURRENT LIABILITIES	
Accrued professional fees	2,000
TOTAL LIABILITIES	2,000
MEMBERS' EQUITY	30,760
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**$ 32,760**

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002
AND FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2001

	2002	2001	Combined
REVENUES:			
Gain / Loss- Investment Account	$ (2,911)		$ (2,911)
Interest	1,241		1,241
Total Revenue	(1,670)	-	(1,670)
EXPENSES:			
Office and administrative	30	89	119
Professional fees	2,000		2,000
Dues, licenses, and registrations	450		450
Total Expenses	2,480	89	2,569
NET LOSS	**$ (4,151)**	**$ (89)**	**$ (4,240)**

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002		2001	
Balance at beginning of year	$	34,911	$	-
Capital Contributions				35,000
Net loss		(4,151)		(89)
Balance at end of year	$	30,760	$	34,911

The accompanying notes are an integral part of these financial statements.

SPECIALTY FINANCE GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 & DECEMBER 31, 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (Loss)	$ (4,151)	$ (89)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		-
Increase in accrued professional fees	2,000	-
NET CASH USED IN OPERATING ACTIVITIES	(2,151)	(89)
CASH FLOWS FROM INVESTING ACTIVITIES		
NET CASH USED IN INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	-	35,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	35,000
Net increase (decrease) in cash	(2,151)	34,911
Cash, January 1 2001		-
Cash, December 31, 2001		$ 34,911
Cash January 1, 2002	34,911	
Cash, December 31, 2002	$ 32,760	

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS

Organization and Description of Business – Specialty Finance Group, LLC (the Company) is a Florida limited liability Company formed on November 02, 2001. The Company was formed for the purpose of conducting business as a broker-dealer in private placements in direct participation programs and mergers and acquisitions service. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

The Company's main office is located in Palm Beach, FL, is registered in three states (FL, NY, CT), and has one registered person. The Company's only source of revenue is from commission generated from the sale private placements of direct participation programs on a best-efforts basis.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Commission income – Commission income from private placements are recorded on a trade date basis as securities transactions occur. As of December 31, 2002, no commissions revenue had been earned.

Income tax status - The Company, with the consent of its sole member has elected to be taxed as a partnership under Subchapter K of the Internal Revenue Code that provides, in lieu of corporation income taxes, the shareholders separately account for their share of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for income taxes.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Computation of customer reserve - The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of Paragraph (k)(2)(i).

Comprehensive income – In accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"); the Company is required to report its comprehensive income. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, as these amounts are recorded directly as an adjustment to stockholder's equity. A statement of comprehensive income is not presented since the Company had no items of other comprehensive income. Comprehensive income is the same as net income for the period presented herein.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of $5,000 minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 12 to 1. At December 31, 2002, the Company had net capital of $30,760 ($25,760) in excess of its requirement) and the Company's aggregate indebtedness to net capital ratio was 0.07 to 1 (27%).

NOTE 4. RELATED PARTY TRANSACTIONS

The Company has a management agreement with Specialty Finance Group, Inc. Both companies are wholly owned by a single shareholder. The management agreement is renewable each colander quarter upon mutual agreement of both companies. The agreement stipulates that Specialty Finance Group, Inc will pay for all applicable direct and indirect expenses for the Company until the Company generates significant revenue to pay the expenses directly.

SPECIALTY FINANCE GROUP, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
AS OF DECEMBER 31, 2002

Computation of Net Capital		
Shareholders Equity:	$	30,760
Less: Non-allowable assets		-
Tentative Net Capital		30,760
Haircuts on securities inventory		-
Net Capital		30,760
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses		2,000
Total Aggregate Indebtedness		2,000
Minimum Net Capital Requirment		5,000
Net Capital in Excess of Requirement		25,760
Ratio of aggregate indebtedness to net capital		0.07 to 1
Percentage of aggregate indebtedness to net capital		7%

Reconciliation with company's calculation as reported on December 31, 2002 FOCUS report

Net Capital as reported in December 31, 2002 Form X-17A-5, Part IIA (unaudited) FOCUS report	$	32,760
Increase in year-end payables		(2,000)
Net Capital, Per Above		30,760

SPECIALTY FINANCE GROUP, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3
AS OF DECEMBER 31, 2002

Specialty Finance Group, LLC operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is therefore exempt from the reserve formula calculations and possession and control computations.

P Jason Ling,
CPA, P.A.

225 NE Mizner Blvd, Suite 675
Boca Raton FL, 33432
Phone: (561) 361-9595; Fax: (561) 892-8382

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE AS REQUIRED BY SEC RULE 17a-5

Board of Directors
Specialty Finance Group, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Specialty Finance Group, LLC (the Company) for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. making the quarterly securities examinations, counts, verifications and comparisons
2. recordation of differences required by rule 17a-13
3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

P. Jason Ring, CPA, PA

Boca Raton, Florida
February 25, 2003